Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-142271 on Form S-8 and Registration Statement No. 333-167108 on Form S-3 of our reports dated March 1, 2011, relating to (1) the consolidated financial statements of DCP Midstream Partners, LP (which report expresses an unqualified opinion including an explanatory paragraph referring to the retroactive effect of the April 1, 2009 acquisition of an additional 25.1% of DCP East Texas Holdings, LLC, which was accounted for in a manner similar to a pooling of interests) and (2) the effectiveness of DCP Midstream Partners, LP’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of DCP Midstream Partners, LP for the year ended December 31, 2010.

/s/ Deloitte & Touche LLP

Denver, Colorado

March 1, 2011